UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32121 / May 23, 2016

In the Matter of	:
	:
ALLIANCEBERNSTEIN L.P. AND	:
ALLIANCEBERNSTEIN U.S. REAL ESTATE (EMPLOYEE)	:
FUND II, L.P.	:
	:
1345 Avenue of the Americas	:
New York, New York 10105	:
	:
(813-00384)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

AllianceBernstein L.P. and AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P. filed an application on April 20, 2015 and an amendment on January 28, 2016 requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On April 25, 2016, a notice of filing of the application was issued (Investment Company Act Release No. 32095). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by AllianceBernstein L.P. and AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P. (File No. 813-00384), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary